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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of August 12, 2005

among

NEKTAR THERAPEUTICS

OSKI ACQUISITION CORPORATION

and

AEROGEN, INC.

ii

iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of August 12, 2005 (this "Agreement"), is among NEKTAR THERAPEUTICS, a Delaware corporation ("Parent"), OSKI ACQUISITION CORPORATION, a Delaware corporation and an indirect, wholly owned Subsidiary of Parent ("Merger Sub"), and AEROGEN, INC. a Delaware corporation (the "Company"). Certain terms used in this Agreement are used as defined in Section 8.12.

        WHEREAS, the respective Boards of Directors of the Company and Merger Sub have approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the "Merger"), on the terms and subject to the conditions provided for in this Agreement;

        WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company are contemporaneously with the execution and delivery hereof entering into voting agreements and irrevocable proxies (the "Voting Agreements"); and

        WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

The Merger

        SECTION 1.1    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the "Surviving Corporation").

        SECTION 1.2    Closing.    The closing of the Merger (the "Closing") shall take place at 10:00 a.m. (California time) on a date to be specified by the parties, which date shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by the parties hereto. The date on which the Closing is held is herein referred to as the "Closing Date." The Closing will be held at the offices of Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California 94304, unless another place is agreed to in writing by the parties hereto.

        SECTION 1.3    Effective Time.    Subject to the provisions of this Agreement, on the Closing Date (a) the Company shall file with the Secretary of State of the State of Delaware the Charter Amendment and (b) following the filing of the Charter Amendment, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger but in no event any earlier than the time the Charter Amendment is accepted for filing by the Secretary of State of the State of Delaware (the time at which the Merger becomes effective is herein referred to as the "Effective Time").

        SECTION 1.4    Effects of the Merger.    From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        SECTION 1.5    Certificate of Incorporation and Bylaws of the Surviving Corporation.

        (a)   The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended in the Merger to be in the form of Exhibit A hereto and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Laws.

        (b)   Parent shall take all necessary actions to cause the bylaws of Merger Sub, in the form attached as Exhibit B hereto, to be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Laws.

        SECTION 1.6    Directors of the Surviving Corporation.    Parent shall take all necessary actions to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

        SECTION 1.7    Officers of the Surviving Corporation.    The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 2
Effect of the Merger on the Capital Stock of the
Constituent Corporations; Exchange of Certificates; Company Stock Options

        SECTION 2.1    Effect on Capital Stock.

        (a)   At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub:

          (i)    Capital Stock of Merger Sub.    Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

          (ii)    Cancellation of Treasury Stock and Parent-Owned Stock.    Any shares of Company Capital Stock that are owned by the Company as treasury stock, and any shares of Company Capital Stock owned by Parent or Merger Sub or any other wholly owned Subsidiary of Parent, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

          (iii)    Conversion of Company Series A-1 Preferred Stock.    Each issued and outstanding share of Company Series A-1 Preferred Stock (other than shares to be canceled in accordance with Section 2.1(a)(ii) and Appraisal Shares) shall be converted into the right to receive (A) cash in an amount equal to the Preferred Stock Per Share Cash Amount and (B) the number of shares of Parent Common Stock equal to the Preferred Stock Per Share Stock Amount. Notwithstanding clause "(B)" of this Section 2.1(a)(iii), on or before September 15, 2005, Parent may elect (in Parent's sole discretion) by giving notice thereof to the Company in accordance with Section 8.10, to pay with respect to each share of Series A-1 Preferred Stock, cash in an amount of $21.7688 in lieu of the number of shares of Parent Common Stock that would otherwise be issuable with respect to such share of Series A-1 Preferred Stock pursuant to such clause "(B)" of this Section 2.1(a)(iii) (such election, the "Preferred Stock Cash Election"). The per share cash amount payable by Parent pursuant to the Preferred Stock Cash Election is herein referred to as the "Preferred Stock Per Share Cash Election Amount." If Parent makes the Preferred Stock Cash Election, Parent shall also make the Common Stock Cash Election (as defined in Section 2.1(a)(iv)).

          (iv)    Conversion of Company Common Stock.    Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(a)(ii) and Appraisal Shares) shall be converted into the right to receive (A) cash in an amount equal to the Common Stock Per Share Cash Amount and (B) the number of shares of Parent Common Stock equal to the Common Stock Per Share Stock Amount. Notwithstanding clause "(B)" of this Section 2.1(a)(iv), on or before September 15, 2005, Parent may elect (in Parent's sole discretion) by giving notice thereof to the Company in accordance with Section 8.10, to pay with respect to each share of Company Common Stock, cash in an amount of $0.5625 in lieu of the number of shares of Parent Common Stock that would otherwise be issuable with respect to such share of Company Common Stock pursuant to such clause "(B)" of this Section 2.1(a)(iv) (such election, the "Common Stock Cash Election" and, together with the Preferred Stock Cash Election, the "Parent Election"). The per share cash amount payable by Parent pursuant to the Common Stock Cash Election is herein referred to as the "Common Stock Per Share Cash Election Amount." If Parent makes the Common Stock Cash Election, Parent shall also make the Preferred Stock Cash Election. Notwithstanding anything in this Agreement to the contrary, if the shares of Parent Common Stock to be issued in the Merger pursuant to Sections 2.1(a)(iii) and 2.1(a)(iv) shall, as of the Effective Time, equal or exceed 20% of the then outstanding shares of Parent Common Stock, Parent shall be deemed to have timely made the Parent Election for all purposes hereof.

        (b)    Merger Consideration.    As used herein, the term "Merger Consideration" means the cash payable, and shares of Parent Common Stock issuable, to former stockholders of the Company pursuant to Sections 2.1(a)(iii) and 2.1(a)(iv) above.

        (c)    Fractional Shares.    No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificate(s) (as defined in Section 2.3(a)), or as otherwise provided in Section 2.3(d), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the Parent Trading Price.

        SECTION 2.2    Appraisal Rights.    Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL ("Section 262") shall not be converted into the right to receive the Merger Consideration as provided in Sections 2.1(a)(iii) and 2.1(a)(iv), but instead such holder shall be entitled to payment of the fair value of such shares (the "Appraisal Shares") in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by

Section 262, then the right of such holder to be paid the fair value of such holder's Appraisal Shares under Section 262 shall cease and each of such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.1(a)(iii) or Section 2.1(a)(iv). The Company shall (i) deliver prompt notice to Parent of any demands for appraisal of any shares of Company Capital Stock and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any communication to be made by the Company to any holder of Company Capital Stock with respect to such demands shall be submitted to Parent in advance and shall not be presented to any holder of Company Capital Stock prior to the Company receiving Parent's consent.

        SECTION 2.3    Surrender of Certificates.

        (a)    Exchange Agent; Parent to Provide Cash and Parent Common Stock.    Prior to the Effective Time, Parent shall designate a bank, trust company or other institution reasonably acceptable to the Company to act as exchange agent (the "Exchange Agent") for payment of the Merger Consideration upon surrender of the certificates that immediately prior to the Effective Time represented shares of Company Capital Stock (each such certificate, a "Certificate"). Promptly following the Effective Time, Parent shall make available, or cause to be made available, to the Exchange Agent for exchange in accordance with this Article 2 cash and shares of Parent Common Stock, as applicable, sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.1(a)(iii) and Section 2.1(a)(iv) upon surrender of Certificates representing outstanding shares of Company Capital Stock. In addition, Parent shall make available as necessary from time to time after the Effective Time as needed, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 2.1(c) and any dividends or distributions which holders of shares of Company Capital Stock may be entitled pursuant to Section 2.3(e). The funds and shares of Parent Common Stock, as applicable, provided to the Exchange Agent under this Section 2.3(a) are referred to herein as the "Exchange Fund."

        (b)    Payment Procedures.    Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate: (i) a letter of transmittal (which shall specify that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable and issuable, as applicable, pursuant to Section 2.1(a)(iii) or Section 2.1(a)(iv), any cash in lieu of any fractional shares pursuant to Section 2.1(c) and any dividends or other distributions pursuant to Section 2.3(e) with respect to each share of Company Preferred Stock or Company Common Stock evidenced by such Certificate. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration to which such holder is entitled pursuant to Section 2.1(a)(iii) or Section 2.1(a)(iv), any payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.1(c) and any dividends or distributions payable pursuant to Section 2.3(e) with respect to each share of Company Preferred Stock or Company Common Stock evidenced by such Certificate, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Capital Stock that is not registered in the transfer records of the Company, the proper amount of Merger Consideration may be paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer and other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration pursuant to Section 2.1(a)(iii) or Section 2.1(a)(iv) and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.1(c) and any dividends or distributions payable pursuant to Section 2.3(e) with respect to each share of Company Preferred Stock or Company Common Stock evidenced by such Certificate. No interest will be paid or will accrue to the benefit of former Company stockholders on the cash portion of the Merger Consideration payable upon surrender of any Certificate. Any certificates representing shares of Parent Common Stock issued pursuant to Section 2.1(a)(iii) or Section 2.1(a)(iv) may at the option of Parent be in uncertificated book entry form unless a physical certificate is requested or is otherwise required by applicable law or regulation.

        (c)    Transfer Books; No Further Ownership Rights in Company Stock.    At the Effective Time: (i) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive the Merger Consideration or canceled and retired in each case as specified in Section 2.1 and shall cease to exist, and all holders of Certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, except the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii) or Section 2.1(a)(iv), any payment in lieu of fractional shares pursuant to Section 2.1(c) and any dividends or distributions payable pursuant to Section 2.3(e) with respect to each share of Company Preferred Stock or Company Common Stock evidenced by such Certificate upon surrender thereof in accordance with Section 2.3(b); and (ii) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. All cash paid, and any shares of Parent Common Stock issued, upon the surrender of Certificates in accordance with the terms of this Article 2 shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to the shares of Company Capital Stock previously represented by such Certificates. Subject to Section 2.3(f), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 2.

        (d)    Lost, Stolen or Destroyed Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay and issue, as applicable, to such Person the Merger Consideration to be paid or issued pursuant to Section 2.1(a)(iii) or Section 2.1(a)(iv), any payment in lieu of fractional shares pursuant to Section 2.1(c) and any dividends or distributions payable pursuant to Section 2.3(e) for each share of Company Preferred Stock or Company Common Stock evidenced by such lost, stolen or destroyed Certificate.

        (e)    Distributions With Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to any shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates, except as provided in Section 2.3(d). Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, (i) promptly after such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to any such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to any such whole shares of Parent Common Stock.

        (f)    Termination of Fund.    Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of the Certificates one year after the Effective Time shall be delivered by the Exchange Agent to the Surviving Corporation upon demand. Any former holders of Certificates who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of any Merger Consideration pursuant to Section 2.1(a)(iii) or Section 2.1(a)(iv), any cash in lieu of any fractional shares pursuant to Section 2.1(c) and any dividends or other distributions pursuant to Section 2.3(e) with respect to the shares of Company Capital Stock formerly represented by such Certificates.

        (g)    No Liability.    Notwithstanding any provision of this Agreement to the contrary, none of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any amount properly paid from the Exchange Fund or delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        (h)    Investment of Exchange Fund.    Parent shall cause the Exchange Agent to invest any cash included in the Exchange Fund in a money market fund registered under the Investment Company Act of 1940, the principal of which is invested solely in obligations issued or guaranteed by the United States Government and repurchase agreements in respect of such obligations. Any interest and other income resulting from such investment shall be the property of, and shall be paid promptly to, Parent.

        SECTION 2.4    Company Stock Options; ESPP; Warrants.

        (a)   Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause each option granted pursuant to a Company Stock Plan that is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) and that represents the right to acquire shares of Company Common Stock (each, an "Option") to be canceled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration (as hereinafter defined) for each share of Company Common Stock then subject to the Option. Prior to the Effective Time, the Company shall take all actions necessary to terminate the Company Stock Plans, such termination to be effective at or before the Effective Time. Prior to the Effective Time, Parent shall deposit in a bank account an amount of cash equal to the sum of the aggregate Option Consideration for each Option then outstanding (subject to any applicable withholding tax), together with instructions that such cash be promptly distributed following the Effective Time to the holders of such Options in accordance with this Section 2.4(a). For purposes of this Agreement, "Option Consideration" means, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to the excess, if any, of: (1) $0.75 over (2) the exercise price payable in respect of such share of Company Common Stock issuable under such Option (it being understood that if the exercise price payable in respect of such share of Company Common Stock issuable under such Option exceeds the Common Stock Per Share Amount, the Option Consideration shall be zero).

        (b)   The rights of participants in the ESPP with respect to any offering period underway immediately prior to the Effective Time under the ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 2.4(b).

        (c)   Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause each warrant to purchase shares of Company Common Stock that is outstanding as of the Effective Time (a "Warrant") to be canceled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Warrant Consideration (as hereinafter defined) for each share of Company Common Stock then subject to the Warrant. Prior to the Effective Time, Parent shall deposit in a bank account an amount of cash equal to the sum of the aggregate Warrant Consideration for each Warrant then outstanding (subject to any applicable withholding tax), together with instructions that such cash be promptly distributed following the Effective Time to the holders of such Warrants in accordance with this Section 2.4(c). For purposes of this Agreement, "Warrant Consideration" means, with respect to any share of Company Common Stock issuable under a particular Warrant, an amount equal to the excess, if any, of: (1) $0.75; over (2) the exercise price payable in respect of such share of Company Common Stock issuable under such Warrant (it being understood that if the exercise price payable in respect of such share of Company Common Stock issuable under such Warrant exceeds the Common Stock Per Share Amount, the Warrant Consideration shall be zero).

        (d)   The Company and Parent shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the Securities and Exchange Commission (the "SEC") regarding such matters.

        SECTION 2.5    Withholding Taxes.    Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to a former holder of shares of Company Capital Stock, Options or Warrants pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

        SECTION 2.6    Adjustments.    If during the period from the date of this Agreement through the Effective Time, any change in the outstanding shares of Parent Common Stock or Company Capital Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock or Company Capital Stock, shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares of Parent Common Stock or Company Capital Stock, or any similar transaction, or any stock dividend thereon with a record date during such period, the Preferred Stock Per Share Cash Amount, Preferred Stock Per Share Stock Amount, Common Stock Per Share Cash Amount, Common Stock Per Share Stock Amount, Preferred Stock Per Share Cash Election Amount and Common Stock Per Share Cash Election Amount, as applicable, shall be appropriately adjusted to reflect such change.

ARTICLE 3
Representations and Warranties of the Company

        Except as set forth in the disclosure schedule (each section of which qualifies the correspondingly numbered representation and warranty to the extent specified therein and such other representations and warranties to the extent the relevance of a matter in such section of the disclosure schedule to the information called for by such other representation and warranty is reasonably apparent) delivered by the Company to Parent simultaneously with the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Merger Sub as follows:

        SECTION 3.1    Organization, Standing and Corporate Power.

        (a)   The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, the term "Company Material Adverse Effect" shall mean any change, event, occurrence, violation of any legal, contractual or similar obligation, inaccuracy, effect or circumstance (any such item, an "Effect") which individually, or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, (i) is materially adverse to the business or assets (tangible or intangible), capitalization, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, or (ii) materially impedes the authority of the Company or any of its Subsidiaries, to consummate the Transactions in accordance with the terms hereof and applicable Laws; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A) any Effect to the extent resulting from changes to the U.S. or global economy in general (except to the extent such changes have a materially disproportionate effect on the Company and its Subsidiaries taken as a whole); (B) any Effect to the extent resulting from changes in the industries in which the Company operates (except to the extent such changes have a materially disproportionate effect on the Company and its Subsidiaries taken as a whole); (C) any Effect to the extent resulting from fluctuations in the value of currencies; (D) any Effect to the extent resulting from acts of terrorism, war, national or international calamity or any other similar event (except to the extent such Effect has a materially disproportionate effect on the Company and its Subsidiaries taken as a whole); (E) any Effect to the extent resulting from the announcement or pendency of this Agreement or any of the Transactions (including any Effect to the extent resulting from any litigation, any loss of or delay in placing customer orders or any departure or loss of employees to the extent arising from such announcement or pendency of this Agreement or any of the Transactions); (F) any Effect to the extent resulting from the failure of the Company to meet internal or analysts' expectations or projections (it being understood, however, that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded pursuant to this paragraph); (G) any Effect resulting from expenditures of up to $4.5 million in cash in each successive 90 day period beginning after the date of this Agreement (it being understood that the first such period begins on the day after the date of this Agreement and ends on the 90th day after the date of this Agreement, the second such period begins on the date 91 days after the date this Agreement and ends on the 180th day after the date of this Agreement, etc.) in the ordinary course of business by the Company and its Subsidiaries taken as a whole; provided, however, that this clause "(G)" shall no longer qualify the definition of "Company Material Adverse Effect" if at any time after the date of this Agreement all three of the following conditions are met: (1) the Company's available cash is less than $1.5 million; (2) Parent offers to provide the Company (and does provide, if such offer is accepted by the Company) with an unsecured loan at an interest rate of the lower of (a) the maximum interest rate permissible by law and (b) 15%, payable not earlier than the earlier to occur of (x) the date thirty days following the consummation of a Takeover Proposal (for purposes of this Section 3.1(a) all references to "20%" in the definition of "Takeover Proposal" shall be deemed to refer to "50%" instead) and (y) the first anniversary of the date of the loan, in an amount sufficient to operate the business of the Company and its Subsidiaries in the ordinary course of business from the date of such offer through the Outside Date, but in no event greater than $10 million, that is not convertible into equity and is otherwise on commercially reasonable terms (the "Loan"); and (3) the Company does not accept the Loan within five business days of receiving such offer from Parent.

        (b)   Section 3.1(b) of the Company Disclosure Schedule lists all Subsidiaries of the Company, together with the jurisdiction of organization of each such Subsidiary. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and the "blue sky" laws of the various States of the

United States) (collectively, "Liens"). Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person.

        (c)   The Company has delivered or made available to Parent copies of its certificate of incorporation and bylaws (the "Company Charter Documents") and copies of the certificates of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries listed on Section 3.1(a) of the Company Disclosure Schedule (the "Subsidiary Documents"), in each case as amended to the date of this Agreement. All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions.

        SECTION 3.2    Capitalization.

        (a)   The authorized capital stock of the Company consists of 95,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock, of which 1,572,685 shares have been designated as Series A-1 Preferred Stock. At the close of business on August 12, 2005: (i) 8,337,246 shares of Company Common Stock were issued and outstanding (none of which were held by the Company in its treasury); (ii) 5,482,406 shares of Company Common Stock were reserved for issuance under the Aerogen 2000 Equity Incentive Plan (of which 4,003,337 shares of Company Common Stock were subject to outstanding options granted thereunder); (iii) 12,000 shares of Company Common Stock were reserved for issuance under the Aerogen 2000 Non-Employee Directors' Stock Option Plan (of which 8,000 shares of Company Common Stock were subject to outstanding options granted thereunder); (iv) 391,922 shares of Company Common Stock were reserved for issuance under the Aerogen 1996 Stock Option Plan (of which 174,006 shares of Company Common Stock were subject to outstanding options granted thereunder); (v) 1,591,364 shares of Company Common Stock were reserved for issuance under the 2000 ESPP; (vi) warrants to purchase 11,767,204 shares of Company Common Stock were outstanding; and (vii) 887,061 shares of Company Series A-1 Preferred Stock were issued and outstanding. All outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth a list, as of the close of business on August 12, 2005, of all outstanding options and warrants to purchase shares of Company Common Stock, and, for each such option or warrant: (A) the particular Company Stock Plan (if any) pursuant to which any such option was granted; (B) the number of shares of Company Common Stock subject to such option or warrant; (C) the date of grant of such option or warrant; (D) the expiration date of such option or warrant; (E) the exercise price of such option or warrant; (F) the name of the holder of such option or warrant; and (G) the extent to which such option or warrant is vested and exercisable as of the date of this Agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company. Except as set forth above in this Section 3.2(a) or in Section 3.2(a) of the Company Disclosure Schedule, as of the date of this Agreement, there are not any shares of Company Capital Stock issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of Company Capital Stock.

        (b)   None of the Subsidiaries of the Company is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary. There are no outstanding obligations or Contracts of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries, or (ii) dispose of any shares of the capital stock of, or other equity or voting interest in, any of its Subsidiaries. The Company is not a party to any voting agreement, irrevocable proxy, voting agreement, voting trust, rights plan, anti-takeover plan or registration rights agreement with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the Knowledge of the Company, other than the Voting Agreements and the irrevocable proxies granted pursuant to the Voting Agreements, as of the date of this Agreement, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. The Rights Agreement dated as of June 5, 2001, by and between the Company and Mellon Investor Services LLC, as amended, has terminated and such Rights Agreement is of no further force and effect.

        SECTION 3.3    Authority; Noncontravention; Voting Requirements.

        (a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors, and except for obtaining the Company Stockholder Approval for the adoption of this Agreement, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability: (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors' rights generally; and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (collectively, the "Bankruptcy and Equity Exception").

        (b)   The Company's Board of Directors, at a meeting duly called and held, has: (i) approved this Agreement and the Merger and, subject to the receipt of the Company Stockholder Approval (as defined below), the Transactions; (ii) determined that the Merger is in the best interests of the Company and its stockholders and declared the Merger to be advisable; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Transactions (such recommendation being referred as the "Company Board Recommendation").

        (c)   Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will: (i) conflict with or violate any provision of the Company Charter Documents or any of the Subsidiary Documents; or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 3.4 are made: (A) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; or (B) violate, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, impair the Company's rights or alter the rights or obligations of any third party under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties, Intellectual Property or other assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a "Contract") or Permit that is listed in Section 3.13(a) of the Company Disclosure Schedule or that is otherwise material to the business of the Company and its Subsidiaries taken as a whole, except in the case of clause (ii) of this Section 3.3(c) for any such violations, defaults, terminations, impairments, accelerations, liens or other events which would not reasonably be expected to have a material effect on the business, operations or condition of the Company and its Subsidiaries, taken as a whole. Section 3.3(c) of the Company Disclosure Schedule lists all necessary notices, consents, waivers and approvals under any of the Company's or any of its Subsidiary's Contracts required to be obtained in connection with the consummation of the Transactions, which, if not obtained, would result in a material liability or loss of rights or benefits to the Company (or the Surviving Corporation) and its Subsidiaries, taken as a whole, as a result of the Merger. Following the Effective Time, the Surviving Corporation shall be permitted to exercise all of its rights under each of the Contracts listed in Schedule 3.13(a) of the Company Disclosure Schedule without the payment of any additional amounts or consideration required by the terms of such Contract other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries, as the case may be, would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

        (d)   Assuming the accuracy of the representations made in Section 4.8, the affirmative vote (in person or by proxy) of (i) the holders of a majority of the then outstanding shares of Company Series A-1 Preferred Stock and each of Xmark Fund, L.P. and Xmark Fund, Ltd; and (ii) of the holders of a majority of the outstanding shares of Company Series A-1 Preferred Stock and the Company's Common Stock (voting together as a single class on an as-converted-to-Common Stock basis) at the Company Stockholders Meeting or any adjournment or postponement thereof in favor of (x) the adoption of this Agreement and (y) approval of the Charter Amendment (the "Company Stockholder Approval") is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions.

        SECTION 3.4    Governmental Approvals.    Except for: (a) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the "Proxy Statement") in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), the effectiveness of the registration statement on Form S-4 under the Securities Act to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (as amended or supplemented from time to time, the "S-4 Registration Statement"); and (b) the filing of the Charter Amendment and the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, have a material effect on the business, operations or condition of the Company and its Subsidiaries, taken as a whole, or reasonably be expected to have a material adverse effect on the Company's ability to consummate the Transactions.

        SECTION 3.5    Company SEC Documents; Undisclosed Liabilities; Internal Controls.

        (a)   The Company has filed and furnished all required reports, schedules, forms, prospectuses and registration, proxy and other statements required to be filed or furnished by it with or to the SEC since January 1, 2003 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "Company SEC Documents"). None of the Company's Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   The consolidated financial statements (including, in each case, any related notes thereto) of the Company included in the Company SEC Documents (the "Company Financials") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods indicated (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole).

        (c)   The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and, except as may be disclosed in reports filed by the Company with the SEC after the date of this Agreement in accordance with applicable SEC requirements, such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. With respect to each Annual Report on Form 10-K, each Quarterly Report on Form 10-Q and each amendment of any such report included in the Company SEC Documents filed since January 1, 2003, the principal executive officer and the principal financial officer of Company have made all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC.

        (d)   The Company and each of its Subsidiaries has established and maintains, adheres to and enforces a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are made only in accordance with appropriate authorizations of management and the board of directors of the Company or its Subsidiaries, as applicable; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company's financial statements. Neither the Company nor any of the Company's independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company's management or any other current or former employee, consultant, or director of the Company or any of its Subsidiaries who has a role in the preparation of financial statements or the internal accounting controls utilized by the Company and Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

        (e)   Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has: (i) used any corporate or other funds for unlawful contributions, payments or gifts, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds, in any case in violation of Section 30A of the Exchange Act; or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Except as set forth in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (the "Filed Company SEC Documents"), between the Company's proxy statement dated April 19, 2004 and the date of this Agreement, no event has occurred that would be required to be reported as a "Certain Relationship or Related Transaction" pursuant to Item 404 of Regulation S-K promulgated by the SEC.

        (f)    Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of the type and magnitude required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities: (i) as and to the extent set forth on the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2005 (the "Balance Sheet Date") (including the notes thereto) included in the Filed Company SEC Documents); or (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        SECTION 3.6    Absence of Certain Changes or Events.    Except as disclosed in the Filed Company SEC Documents, between the Balance Sheet Date and the date of this Agreement, the Company and its Subsidiaries carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice. Between the Balance Sheet Date and the date of this Agreement, there has not been, accrued or arisen:

            (i)  any changes, events, occurrences or circumstances that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect;

           (ii)  any acquisition by the Company or any Subsidiary of, or agreement by the Company or any Subsidiary to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof, or other acquisition or agreement to acquire any assets or any equity securities that are material, individually or in the aggregate, to the business of the Company or its Subsidiaries;

          (iii)  any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company's or any of its Subsidiaries' capital stock, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the Company's capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their stock option or purchase agreements;

          (iv)  any split, combination or reclassification of any of the Company's or any of its Subsidiaries' capital stock;

           (v)  any granting by the Company or any of its Subsidiaries of any increase in compensation or fringe benefits or any payment by the Company or any of its Subsidiaries of any bonus or any payment (whether in cash or equity) or increase by the Company or any of its Subsidiaries of severance payment, termination payments or bonus payment or any entry by the Company or any of its Subsidiaries into any effective (as of the date of this Agreement) employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby (either alone or upon the occurrence of additional or subsequent events);

          (vi)  any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

         (vii)  any debt, capital lease or other debt or equity financing transaction by the Company or any of its Subsidiaries or entry into any agreement by the Company or any of its Subsidiaries in connection with any such transaction;

        (viii)  any termination of any Material Contract to which the Company or any of its Subsidiaries was a party or by which it was bound which was in effect as of the Balance Sheet Date;

          (ix)  any material restructuring activities by the Company or any of its Subsidiaries, including any material reductions in force, lease terminations, restructuring of contracts or similar actions;

           (x)  any sale, lease, license, encumbrance or other disposition of any properties or assets except the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Company and its Subsidiaries, taken as a whole, or the license of Company products, in each case, in the ordinary course of business and in a manner consistent with past practice;

          (xi)  any material revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice.

        SECTION 3.7    Legal Proceedings.    Other than any legal, administrative, arbitral or other proceedings related to patent prosecutions in the ordinary course of business, and other than as described in Section 3.7 of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened in writing, action, suit, claim or legal, administrative, arbitral or other proceeding against, or, to the Knowledge of the Company, governmental or regulatory investigation of, the Company or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed (or, to the Knowledge of the Company, threatened in writing to be imposed) upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (including their respective rights in any Intellectual Property) by or before any Governmental Authority. There has not been since January 1, 2003, nor are there currently any internal investigations or inquiries being conducted by the Company, the Company's Board of Directors (or any committee thereof) or, to the Company's Knowledge, any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

        SECTION 3.8    Compliance With Laws; Permits.

        (a)   The Company and its Subsidiaries are in compliance in all material respects with all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities (collectively, "Laws") applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations. Since January 1, 2002, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority claimed or alleged that the Company or any of its Subsidiaries was not in compliance in a material respect with any Law applicable to the Company or any of its Subsidiaries, any of their material properties or other assets or any of their businesses or operations. As of the date of this Agreement, there is no judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries.

        (b)   The Company and each of its Subsidiaries holds all material licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the conduct of their respective businesses (collectively, "Permits"). The Company and each of its Subsidiaries is in compliance in all material respects with the terms of all Permits. Since January 1, 2002, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any Permit.

        (c)   The Company is not in receipt of any pending notice of, and not subject to, any pending adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action (including any of the foregoing indicating that any of the Company's Products are misbranded or adulterated as defined in 21 U.S.C. §321, et seq., as amended, and the rules and regulations promulgated thereunder), in each case relating to any of its products or to the Company's Knowledge, to the facilities in which such products are manufactured, collected or handled, by the Food and Drug Administration (the "FDA") or applicable equivalent foreign regulatory authorities. The Company is in compliance with all applicable registration and listing requirements set forth at 21 U.S.C. §360 and all similar applicable laws and regulations. To the Knowledge of the Company, the Company has not made any false statements on, or omissions from, the applications, approvals, reports and other submissions to the FDA or applicable equivalent foreign regulatory authorities or in or from any other records and documentation prepared or maintained to comply with the requirements of the FDA or applicable equivalent foreign regulatory authorities relating to the Company's products that would, individually or in the aggregate, reasonably be expected to have a material effect on the business, operation or condition of the Company and its Subsidiaries, taken as a whole. No Company product has been recalled, suspended or discontinued as a result of any action by the FDA or any applicable equivalent foreign regulatory authorities, by the Company or, to the Knowledge of the Company, any licensee or distributor of any of the Company's products. Neither the Company, nor to the Knowledge of the Company any officer, key employee or agent of the Company, has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment under 21 U.S.C. Section 335a or any similar state law or regulation. The clinical, preclinical, safety and other studies or tests conducted by or on behalf of or sponsored, by the Company or in which the Company's products or product candidates under development have participated, were and, if still pending, are being conducted in material compliance with standard medical and scientific procedures. The Company has operated within, and currently is in material compliance with, all applicable rules, regulations and policies of the FDA and applicable equivalent foreign regulatory authorities for such studies. The Company has not received any notices or other correspondence from the FDA or applicable equivalent foreign regulatory authorities requiring the termination, suspension, or modifications of any clinical, preclinical, safety or other studies or tests.

        SECTION 3.9    Information in Proxy Statement and S-4 Registration Statement.    The Proxy Statement and any other document filed with the SEC by the Company in connection with the Merger (taking into account any amendment thereof or supplement thereto), at the date first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting and at the time filed with the SEC, as the case may be, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Proxy Statement and such other documents filed with the SEC by the Company will comply in all material respects with the provisions of the Exchange Act; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion in such documents. All information supplied or to be supplied by the Company for inclusion or incorporation by reference in the S-4 Registration Statement, shall not, at the time the S-4 Registration Statement, if applicable, is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        SECTION 3.10    Tax Matters.

        (a)   The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account an extension of time within which to file), all Tax Returns required to be filed by it for which the last day for timely filing has past, and all such Tax Returns and elections are accurate and complete in all material respects.

        (b)   The Company and each of its Subsidiaries has timely paid all Taxes it is required to pay (whether or not shown to be due on such Tax Returns) and timely paid or withheld with respect to its employees and other third parties (and timely paid over any withheld amounts to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld or paid by it.

        (c)   The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portion thereof through the date of such financial statements. Since the date of such financial statements, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes other than in the ordinary course of business. No deficiency with respect to Taxes has been asserted or assessed against the Company or any of its Subsidiaries.

        (d)   Neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code since January 1, 2002.

        (e)   To the Knowledge of the Company, no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries and no written notice thereof has been received and is outstanding.

        (f)    Neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or other arrangement that, individually or collectively, would give rise to the payment of any amount which would not be deductible by reason of Section 280G of the Code or would give rise to an excise Tax pursuant to Section 4999 of the Code.

        (g)   The Company has made available to Parent copies of: (i) all income and franchise Tax Returns of the Company and its Subsidiaries for the preceding three taxable years; and (ii) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of the Company or any of its Subsidiaries.

        (h)   The Company is not and has not been at any time during the 5-year period ending on the Closing Date a "United States real property holding corporation" within the meaning of Section 897 of the Code.

        (i)    Neither the Company nor any of its Subsidiaries has engaged in a "reportable transaction," as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a "listed transaction," as set forth in Treas. Reg. § 1.6011-4(b)(2).

        (j)    For purposes of this Agreement: (i) "Taxes" shall mean: (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments or liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (B) any liability for the payment of any amounts of the type described in clause (A) of this Section 3.10(j)(i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (C) any liability for the payment of any amounts of the type described in clauses (A) or (B) of this Section 3.10(j)(i) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity; and (ii) "Tax Returns" shall mean any return, report, claim for refund, estimate, information return or statement, tax election or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes.

        SECTION 3.11    Employee Benefits and Labor Matters.

        (a)   Section 3.11(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement, separately with respect to each country in which the Company or any of its Subsidiaries has employees, of all Company Plans (as defined below). "Company Plans" shall mean the following as of the date of this Agreement: (i) all "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); and (ii) all other employee benefit plans, agreements or arrangements, whether written, unwritten or otherwise, or funded or unfunded, that in the case of either clause "(i)" or clause "(ii)" of this sentence: (A) providing for bonus or other incentive compensation, equity or equity-based compensation, retirement benefit, deferred compensation, change in control rights or benefits, termination or severance benefits, stock purchase, sick leave, vacation pay, salary continuation, hospitalization, medical insurance, life insurance, fringe benefits or other compensation; and (B) to which the Company or any of its Subsidiaries has any obligation or liability (contingent or otherwise) thereunder for current or former directors, consultants or employees of the Company or any of its Subsidiaries (the "Employees"); provided, however, that any plan, agreement or arrangement providing for "at will" employment which can be terminated without liability in excess of $50,000 shall not constitute a Company Plan. Section 3.11(a) of the Company Disclosure Schedule separately sets forth as of the date of this Agreement each Company Plan which is a "multiemployer plan," as defined in Section 3(37) of ERISA (a "Multiemployer Plan"), or is or has been subject to Sections 4063 or 4064 of ERISA.

        (b)   True, current and complete copies of the following documents, with respect to each of the Company Plans (other than a Multiemployer Plan), have been delivered or made available to Parent by the Company, to the extent applicable: (i) any plans (including all amendments thereto) and any related trust documents, insurance contracts, administrative service agreements or other funding arrangements (including amendments thereto); (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent IRS determination letter; (iv) all material correspondence to or from any governmental agency relating to any Company Plans; and (v) summary plan descriptions, together with the summary(ies) of material modifications, if any.

        (c)   The Company Plans are being maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other applicable Laws.

        (d)   Each Company Plan that is intended to meet the requirements for country specific tax-favored treatment under Subchapter D of Chapter 1 of Subtitle A of the Code (in the case of tax-favored treatment for US federal income tax purposes) or other applicable Laws (other than the Laws of the United States or jurisdictions located within the United States and its territories) meets such requirements, including: (i) any Company Plans intended to qualify under Section 401 of the Code are so qualified; and (ii) any trusts intended to be exempt from federal income taxation under Section 501 of the Code are so exempt. Nothing has occurred with respect to the operation of the Company Plans that, notwithstanding the taking of corrective action by the Company, would reasonably be expected to cause the loss of such tax favored treatment, qualification or exemption, or the imposition of any liability, penalty or tax under ERISA, the Code or other applicable Law.

        (e)   Neither the Company, nor any of its Subsidiaries nor any other Person who is treated as a single employer together with the Company or any of its Subsidiaries pursuant to Section 414(b), (c), (m) (o) of ERISA (all of the foregoing, "ERISA Affiliates") has any unsatisfied liability with respect to any complete or partial withdrawal from any Multiemployer Plan, or the termination or reorganization of any Multiemployer Plan.

        (f)    All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension) or the failure to have timely made such contribution has been corrected.

        (g)   None of the Company Plans provide for post-employment life or health insurance, or other welfare benefits coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or other applicable Laws. Each of the Company and any ERISA Affiliate which maintains a "group health plan" within the meaning Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA.

        (h)   Except as provided in any Company Plans or in any employment agreement delivered or made available by the Company to Parent prior to the date of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will: (i) result in any payment becoming due to any Employee; (ii) increase any benefits otherwise payable under any Company Plan; or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any such plan.

        (i)    No stock or other security issued by the Company or any of its Subsidiaries forms a material part of the assets of any Company Plan. For purposes of this Section 3.11(i), a Company Stock Plan shall not be deemed to be a Company Plan.

        (j)    None of the current Employees is represented in his or her capacity as an employee of the Company or any of its Subsidiaries by any labor organization or works council or similar representative. Neither the Company nor any of its Subsidiaries has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any Employees, nor is the Company or any of its Subsidiaries a party to any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any Employees. There is no union organization activity involving any of the Employees, pending or, to the Knowledge of the Company, threatened in writing. There is no picketing, pending or, to the Knowledge of the Company, threatened in writing, and there are no strikes, slowdowns, work stoppages, lockouts, arbitrations or other similar labor disputes involving any of the Employees pending or, to the Knowledge of the Company, threatened in writing. There has been no "mass layoff" or "plant closing" (as defined by the Worker Adjustment and Retraining Notification Act and any similar state or local "mass layoff" or "plant closing" law) with respect to the Company or any of its Subsidiaries since January 1, 2003.

        (k)   There is no agreement, plan, arrangement or other contract covering any Employee that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a "parachute payment" within the meaning of Section 280G(b)(1) of the Code. There is no agreement, plan, arrangement or other contract by which the Company or any of its Subsidiaries is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code. Section 3.11(k) of the Company Disclosure Schedule lists as of the date of this Agreement all Persons who the Company reasonably believes are "disqualified individuals" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date of this Agreement. No compensation shall be includable in the gross income of any Employee as a result of the operation of Section 409A of the Code with respect to any applicable arrangements or agreements in effect prior to the Effective Time.

        SECTION 3.12    Environmental Matters.

        (a)   The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws. Neither the Company nor any of its Subsidiaries has received any notice of any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws. No facts, circumstances or conditions exist with respect to the Company or any of its Subsidiaries that would reasonably be expected to give rise to Environmental Liabilities to the Company or its Subsidiaries in excess of $100,000 in any individual instance or $250,000 in the aggregate.

        (b)   The Company has made available to Parent copies of all environmentally related audits, studies, reports, analyses and results of investigations that are in the Company's possession and have been performed with respect to currently or previously owned, leased or operated properties of the Company or any of its Subsidiaries.

        (c)   To the Knowledge of the Company, there is not now, nor has there been in the past, on, in or under any real property owned, leased or operated by the Company or any of its Subsidiaries: (i) any underground storage tanks, above-ground storage tanks, dikes or impoundments; (ii) any asbestos-containing materials; (iii) any polychlorinated biphenyls; or (iv) any radioactive substances.

        (d)   The Hazardous Materials Activities of the Company and its Subsidiaries prior to the Closing have not resulted in the exposure of any Person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such Person. Neither the Company nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company or any of its Subsidiaries.

        (e)   For purposes of this Agreement:

            (i)  "Environmental Laws" means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as each has been amended and the regulations promulgated pursuant thereto and all analogous state, local or foreign laws and regulations.

           (ii)  "Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person or arising under any Environmental Law, in any case to the extent based upon or arising under any Environmental Law, environmental Permit or order or agreement with any Governmental Authority or other Person under Environmental Laws.

          (iii)  "Hazardous Materials" means any material, substance of waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as "hazardous," "toxic," "pollutant," "contaminant," "radioactive" or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.

          (iv)  "Hazardous Materials Activities" means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.

           (v)  "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

        SECTION 3.13    Contracts.

        (a)   Set forth in Section 3.13(a) of the Company Disclosure Schedule is a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound and under which the Company or any of its Subsidiaries has any rights or obligations: (i) each Contract that would be required to be filed as an exhibit to a Registration Statement on Form S-1 under the Securities Act or an Annual Report on Form 10-K under the Exchange Act if such registration statement or report was filed by the Company with the SEC on the date of this Agreement; (ii) each Contract that limits, curtails or restricts in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area or line of business; (iii) each joint venture agreement; (iv) each indemnification, employment or other Contract with any director, officer or other Affiliate of the Company or its Subsidiaries; (v) each loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which indebtedness for borrowed money is guaranteed by the Company or any of its Subsidiaries; (vi) each joint development, customer or supply Contract of the Company or any Subsidiary of the Company that involved payments to or from the Company or any Subsidiary of the Company in fiscal year 2004 in excess of $300,000; (vii) each "single source" supply Contract of the Company or any Subsidiary of the Company; (viii) each exclusive sales representative or distribution Contract; (ix) each collective bargaining agreement; (x) each lease, rental or other occupancy Contract involving real property; (xi) each lease or rental Contract involving personal property and payments in excess of $250,000 per year; (xii) each consulting Contract that is not terminable by the Company or its Subsidiaries on notice of 31 days or less without liability or financial obligation to the Company; (xiii) each Contract or plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Transactions (either alone or upon the occurrence of additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the Transactions (either alone or upon the occurrence of additional or subsequent events); (xiv) each material agreement related to the settlement of litigation or claims against the Company or any of its Subsidiaries entered into within five years prior to the date of this Agreement and with any continuing obligations; (xv) each Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would reasonably be expected to have a Company Material Adverse Effect, and (xvii) each commitment or agreement to enter into any of the foregoing (each Contract and other document listed on Section 3.13(a) of the Company Disclosure Schedule being referred to as a "Material Contract"). The Company has made available to Parent copies of each Material Contract in existence as of the date of this Agreement, together with all amendments and supplements thereto.

        (b)   Each of the Material Contracts is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company and its Subsidiaries party thereto, subject to the Bankruptcy and Equity Exception. Neither the Company nor any of its Subsidiaries is in violation or default in any material respect under any Material Contract, nor, to the Knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a violation or default in any material respect thereunder by the Company or its Subsidiaries party thereto. To the Knowledge of the Company, no other party to any Material Contract is in violation or default in any material respect thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a violation or default in any material respect by any such other party thereunder.

        SECTION 3.14    Real Property.

        (a)   None of the Company or its Subsidiaries own any real property.

        (b)   Section 3.14(b) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or any of its Subsidiaries leases real property from any other Person as of the date of this Agreement. All real property leased to the Company or any of its Subsidiaries, including all buildings, structures, fixtures and other improvements leased to the Company or any of its Subsidiaries, are referred to as the "Company Real Property." The present use and operation of the Company Real Property is authorized by, and is in compliance in all material respects with, all applicable zoning, land use, building, fire, health, labor, safety and other Laws.

        (c)   There are no parties other than the Company or any of its Subsidiaries occupying, or with a right to occupy, the Company Real Property. Neither the Company nor any of its Subsidiaries owes brokerage commissions or finders fees with respect to any such Company Real Property or would owe any such fees if any existing Contract relating to any Company Real Property were renewed pursuant to any renewal options contained in such Contract. The Company Real Property is in good operating condition and repair, free from structural, physical and mechanical defects, is maintained in a manner consistent with standards generally followed with respect to similar properties, and is structurally sufficient and otherwise suitable for the conduct of the business as presently conducted.

        SECTION 3.15    Title to Properties.    The Company and each of its Subsidiaries: (a) has good title to all properties and other assets which are reflected on the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2004 as being owned by the Company or one of its Subsidiaries (or acquired after the Balance Sheet Date) which are, individually or in the aggregate, material to the business of the Company and its Subsidiaries taken as a whole (except properties sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice and not in violation of this Agreement), free and clear of all Liens except: (i) statutory liens securing payments not yet due; (ii) security interests, mortgages and pledges that are disclosed in the Filed Company SEC Documents that secure indebtedness that is reflected in the unaudited consolidated financial statements of the Company and its Subsidiaries as of September 30, 2004; and (iii) such other imperfections or irregularities of title or other Liens that, individually or in the aggregate, do not and would not reasonably be expected to materially affect the use of the properties or assets subject thereto or otherwise materially impair the business operations of the Company or its Subsidiaries as currently conducted; and (b) is the lessee or sublessee of all leasehold estates and leasehold interests reflected in the Filed Company SEC Documents (or acquired after the Balance Sheet Date) which are, individually or in the aggregate, material to the business of the Company and its Subsidiaries taken as a whole (other than any such leaseholds whose scheduled terms have expired subsequent to the date of such Filed Company SEC Documents). The Company and each of its Subsidiaries enjoys peaceful and undisturbed possession under all such leases in all material respects.

        SECTION 3.16    Intellectual Property.

        (a)   Section 3.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Registered Intellectual Property Rights owned by, filed in the name of, or applied for, by the Company (the "Company Registered Intellectual Property") and lists, as of the date of this Agreement, any actions that must be taken by the Company within ninety (90) days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any responses to PTO office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights. "Registered Intellectual Property Rights" as used herein shall mean all United States, international and foreign: (i) patents, including applications therefor; (ii) registered trademarks, applications to register trademarks, including intent-to-use applications, or other registrations or applications related to trademarks; (iii) copyright registrations and applications to register copyrights; (iv) registered mask works and applications to register mask works; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any private, state, government or other public or quasi-public legal authority at any time.

        (b)   The Company and its Subsidiaries are the sole and exclusive owners of, or have a valid right to use, sell or license, as the case may be, all Intellectual Property used, sold or licensed by the Company and its Subsidiaries, as applicable, in the business of the Company and its Subsidiaries as conducted as of the date of this Agreement or as contemplated by the Company as of the date of this Agreement to be conducted. In each case in which the Company has acquired any Intellectual Property from any person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in and to such Intellectual Property (including the right to seek past and future damages with respect thereto) to the Company. All Intellectual Property used in or necessary to the conduct of Company's business as conducted as of the date of this Agreement or as contemplated by the Company as of the date of this Agreement to be conducted was written and created solely by either (i) employees of the Company acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including all Intellectual Property rights therein, to the Company or (ii) by third parties who have validly and irrevocably assigned all of their rights, including all Intellectual Property rights therein, to the Company.

        (c)   No person who has licensed any Intellectual Property to the Company has ownership rights or license rights to improvements made by or for the Company in such Intellectual Property.

        (d)   No government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Intellectual Property owned by or exclusively licensed to the Company. No current or former employee, consultant or independent contractor of Company, who was involved in, or who contributed to, the creation or development of any Intellectual Property owned by or exclusively licensed to the Company, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Company.

        (e)   The products and operation of the business of the Company and its Subsidiaries and the use of the Intellectual Property owned by the Company and its Subsidiaries in connection therewith do not infringe, misappropriate or constitute an unauthorized use of or violate any Intellectual Property right (including any right to privacy or publicity) of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction. As of the date of this Agreement, the Company has not received notice from any person claiming that such operation or any act, product, technology or service (including products, technology or services currently under development) of the Company infringes or misappropriates any Intellectual Property of any person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any basis therefor). The Intellectual Property owned by or licensed to the Company and each of its Subsidiaries includes all of the Intellectual Property used in and/or necessary to enable the Company and its

Subsidiaries to conduct their business in the manner in which such businesses are being conducted as of the date of this Agreement and as contemplated by the Company as of the date of this Agreement to be conducted, including the design, development, manufacture, use, import and sale of the products of the Company.

        (f)    As of the date of this Agreement, neither the Company nor any of its Subsidiaries has licensed any of its Intellectual Property to any Person on an exclusive basis or has joint ownership of any of its Intellectual Property, nor has the Company or any of its Subsidiaries entered into any Contract limiting its ability to exploit fully any of its Intellectual Property (excluding Intellectual Property licensed on a nonexclusive basis to customers in the ordinary course of business consistent with past practice).

        (g)   No non-public, proprietary Intellectual Property material to the business of the Company and its Subsidiaries taken as a whole as conducted as of the date of this Agreement have been authorized to be disclosed or actually disclosed by the Company or any of its Subsidiaries to any employee or third party other than pursuant to a non-disclosure agreement or that are subject to other confidentiality obligations that protects the proprietary interests of the Company and its Subsidiaries in and to such Intellectual Property. The Company and its Subsidiaries have taken reasonable security measures to protect the confidentiality of confidential Intellectual Property of the Company and its Subsidiaries.

        (h)   To the Knowledge of the Company, all material Intellectual Property owned by the Company or any of its Subsidiaries are valid and enforceable (except with respect to items for which applications are pending).

        (i)    To the Knowledge of the Company, no third party is infringing, violating, misusing or misappropriating any material Intellectual Property of the Company or any of its Subsidiaries, and no such claims have been made against a third party by the Company or any of its Subsidiaries since January 1, 2002.

        (j)    Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Surviving Corporation, by operation of law or otherwise, pursuant to this Agreement, of any contracts or agreement to which the Company is a party, will result in (i) either Parent's or the Surviving Corporation's granting, pursuant to any contract to which the Company is a party, to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, either of them, (ii) either the Parent's or the Surviving Corporation's being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses pursuant to any contract to which the Company is a party, or (iii) either the Parent's or the Surviving Corporation's being obligated, pursuant to any contract to which the Company is a party, to pay any royalties or other amounts to any third party in excess of those payable by the Company prior to the Closing.

        SECTION 3.17    Insurance.    All material insurance policies of the Company and its Subsidiaries as of the date of this Agreement (the "Policies") are in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Policies. No notice of cancellation or termination has been received by the Company with respect to any such Policy (except with respect to Policies that have been replaced with similar policies). The Company has provided or made available to Parent accurate and complete copies of all Policies.

        SECTION 3.18    Opinion of Financial Advisor.    Aquilo Partners ("Aquilo") has delivered its opinion, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be paid to the holders of Common Stock of the Company is fair from a financial point of view to such holders (the "Fairness Opinion").

        SECTION 3.19    Brokers and Other Advisors.    Except for Aquilo, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has delivered or made available to Parent a copy of the Company's engagement letter with Aquilo, which letter describes all fees payable to Aquilo in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of Aquilo by the Company.

        SECTION 3.20    State Takeover Statutes.    No "fair price," "moratorium," "control share acquisition," "business combination" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL ("Section 203")) applicable to the Company is applicable to the Merger or the other Transactions. Assuming the accuracy of the representations made in Section 4.8, the action of the Board of Directors of the Company in approving this Agreement (and the Transactions) and the Voting Agreements (and the transactions contemplated thereby) is sufficient to render inapplicable to this Agreement (and the Transactions) and the Voting Agreements (and the transactions contemplated thereby) the restrictions on "business combinations" (as defined in Section 203) as set forth in Section 203.

ARTICLE 4

Representations and Warranties of Parent and Merger Sub

        Parent and Merger Sub jointly and severally represent and warrant to the Company as follows (provided that the representations and warranties contained in Section 4.9 shall be of no force and effect and deemed stricken from this Agreement if Parent makes the Parent Election):

        SECTION 4.1    Organization, Standing and Corporate Power.    Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated.

        SECTION 4.2    Authority; Noncontravention.

        (a)   Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective Boards of Directors (and promptly following the execution hereof will be adopted by Parent as the sole stockholder of Merger Sub) and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions, subject only to the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

        (b)   Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will: (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub; or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made: (A) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets; or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause "(ii)" of this sentence, for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions (a "Parent Material Adverse Effect").

        SECTION 4.3    Governmental Approvals.    Except for: (a) filings required under, and compliance with applicable requirements of, the Securities Act, the Exchange Act and the rules of The Nasdaq Stock Market; and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

        SECTION 4.4    Information Supplied.    The information furnished or to be furnished by Parent or Merger Sub for inclusion in (i) the S-4 Registration Statement, if applicable, will not, at the time the S-4 Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) Proxy Statement will not, at the time the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The S-4 Registration Statement, if applicable, will comply in all material respects with the provisions of the Securities Act and the Exchange Act; provided, however, that no representation is made by Parent or Merger Sub with respect to statements made in the S-4 Registration Statement based on information supplied by the Company for inclusion in the S-4 Registration Statement.

        SECTION 4.5    Ownership and Operations of Merger Sub.    Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

        SECTION 4.6    Financing.    Parent has, and will have at the Effective Time, sufficient cash resources available to pay the cash portion of the Merger Consideration pursuant to the Merger.

        SECTION 4.7    Brokers and Other Advisors.    No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

        SECTION 4.8    Ownership of Company Capital Stock.    Neither Parent nor Merger Sub "own" (within the meaning of Section 203) or have, within the last three years, "owned" any shares of Company Capital Stock.

        SECTION 4.9    Parent SEC Documents; Undisclosed Liabilities.

        (a)   Parent has filed and furnished all required reports, schedules, forms, prospectuses and registration, proxy and other statements required to be filed or furnished by it with or to the SEC since January 1, 2003 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "Parent SEC Documents"). None of Parent's Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Parent SEC Documents), Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Parent SEC Documents, and none of Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   The consolidated financial statements (including, in each case, any related notes thereto) of Parent included in Parent SEC Documents (the "Parent Financials") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods indicated (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole).

ARTICLE 5

Covenants and Agreements

        SECTION 5.1    Preparation of the Proxy Statement and S-4 Registration Statement; Stockholder Meeting; Board Recommendation.

        (a)   As promptly as reasonably practicable following the date of this Agreement, the Company, in consultation with Parent, shall prepare and file the Proxy Statement with the SEC and Parent shall promptly prepare and file with the SEC the S-4 Registration Statement in which the Proxy Statement will be included; provided, however, that if Parent makes the Parent Election, then after Parent has made the Parent Election, it shall no longer be obligated to prepare or file with the SEC the S-4 Registration Statement. Each of the parties shall cause the Proxy Statement and S-4 Registration Statement, if applicable, to comply as to form in all material respects with the applicable provisions of the Securities Act and Exchange Act. The parties hereto shall use commercially reasonable efforts to: (i) respond to any comments on the Proxy Statement or S-4 Registration Statement, if applicable, or requests for additional information from the SEC with respect thereto as soon as practicable after receipt of any such comments or requests; (ii) cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following clearance by the SEC, and (iii) cause the S-4 Registration Statement, if applicable, to be declared effective as promptly as practicable after its filing with the SEC and to be kept effective as long as is necessary to consummate the Merger and other Transactions. The Company shall promptly: (A) notify Parent upon the receipt of any such comments or requests; and (B) provide Parent with copies of correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, with respect to the Proxy Statement. Prior to responding to such comments or requests or the filing or mailing of the Proxy Statement: (1) the Company shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings; and (2) to the extent practicable, the Company and its outside counsel shall permit Parent and its outside counsel to participate in communications with the SEC and its staff (including all meetings and telephone conferences) relating to the Proxy Statement, this Agreement or any of the Transactions. Subject to Section 5.3(c), the Proxy Statement shall include the Company Board Recommendation and a copy of the written opinion of Aquilo referred to in Section 3.18. If at any time prior to the Company

Stockholders Meeting any event shall occur, or fact or information shall be discovered by the Company, that is required to be set forth in an amendment of or a supplement to the Proxy Statement, the Company shall, in accordance with the procedures set forth in this Section 5.1(a), prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable and cause such amendment or supplement to be distributed to the stockholders of the Company if and to the extent required by applicable Law. Parent or Company, as the case may be, agrees to furnish all information concerning Parent or the Company and its Subsidiaries, as applicable, as the other party may reasonably request in connection with the preparation and filing of the Proxy Statement and S-4 Registration Statement, if applicable, or any of the foregoing matters described in this Section 5.1(a).

        (b)   The Company shall, as soon as practicable, following the clearance of the Proxy Statement by the SEC, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the Company Stockholder Approval. Subject to Section 5.3(c), the Company shall, through its Board of Directors, make the Company Board Recommendation. The Company shall cause the Company Stockholders Meeting to be called, noticed, convened, held and conducted, and all proxies solicited by it in connection with the Company Stockholders Meeting to be solicited in compliance with the DGCL, the Company Charter Documents and all other applicable Laws. The Company shall use commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement.

        SECTION 5.2    Conduct of Business of the Company.    Except as permitted or contemplated by this Agreement, as set forth on Schedule 5.2 or as required by applicable Law, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing (which consent, if requested by the Company on or after the 90th day after the date of this Agreement, will not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to: (x) conduct its business in the ordinary course consistent with past practice; (y) comply in all material respects with all applicable Laws and the requirements of all Material Contracts; and (z) use commercially reasonable efforts to: (i) maintain and preserve intact its business organization and the goodwill of those having business relationships with it; and (ii) retain the services of its present officers and key employees. Without limiting the generality of the foregoing, except as permitted or contemplated by this Agreement, as set forth on Schedule 5.2 or as required by applicable Law, during the period from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, unless Parent otherwise consents in writing (which consent, if requested by the Company on or after the 90th day after the date of this Agreement, will not be unreasonably withheld or delayed):

          (a)   (i) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities, equity interests or any securities or rights convertible into, exchangeable or exercisable for or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities, equity interests or any securities or rights convertible into, exchangeable or exercisable for or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests; provided, however, that the Company may issue shares of Company Common Stock to participants in the ESPP in accordance with the terms thereof, or upon the exercise of options to purchase shares of Company Common Stock, in each case that are outstanding on the date of this Agreement (or that are granted or issued after the date of this Agreement in compliance with this Agreement) and in accordance with the terms thereof; (ii) redeem, purchase or otherwise acquire any outstanding shares of Company Capital Stock, or any rights, warrants or options to acquire any shares of Company Capital Stock, other than pursuant to any restricted stock purchase agreement or any similar Contract in existence as of the date of this Agreement and disclosed to Parent; (iii) except for the quarterly dividends to the holders of the Company Series A-1 Preferred Stock, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of Company Capital Stock or otherwise make any payments to its stockholders in their capacity as such (other than dividends by a direct or indirect wholly owned Subsidiary of the

  Company to its parent); (iv) split, combine, subdivide or reclassify any shares of Company Capital Stock; or (v) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Options, or reprice any Options or authorize cash payments in exchange for any Options;

          (b)   incur any indebtedness for borrowed money or guarantee any indebtedness, other than borrowings from the Company by a direct or indirect wholly owned Subsidiary of the Company or under the Company's and its Subsidiaries' existing credit facilities, in any case in the ordinary course of business consistent with past practice;

          (c)   sell, transfer, lease, license, mortgage, encumber or otherwise dispose of (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including securities of Subsidiaries) to any Person, except: (i) for the sale of inventory in the ordinary course of business consistent with past practice; (ii) pursuant to Contracts in force at the date of this Agreement and disclosed to Parent; or (iii) dispositions of obsolete assets;

          (d)   make any capital expenditures, except in the ordinary course of business consistent with past practice and in an amount not in excess of $1,000,000 in the aggregate for the Company and its Subsidiaries taken as a whole during any three-consecutive month period;

          (e)   make any acquisition (by purchase of securities or assets, merger, consolidation or otherwise) of any other Person, business or division;

          (f)    make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than in the ordinary course of business consistent with past practice;

          (g)   (1) increase in any manner the compensation of or the fringe benefits of, pay or grant any bonus, change of control, severance or termination pay to any of its directors, officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any stockholder, director, officer, other employee or consultant, other than: (i) as required pursuant to applicable Law or the terms of agreements in effect as of the date of this Agreement; and (ii) increases in salaries, wages and benefits of employees (other than officers) made in the ordinary course of business consistent with past practice; or (2) hire officers or directors, or hire any non-officer Employee (other than pursuant to offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will") or enter into any collectively bargained agreement;

          (h)   make or change any material election concerning Taxes or Tax Returns (other than elections made in the ordinary course of business), settle or compromise any Tax liability or refund, file any amendment to a Tax Return, enter into any closing agreement or consent to any extension or waiver of any limitation period with respect to Taxes;

          (i)    make any material changes in financial or tax accounting methods, principles or practices or change an annual accounting period, except insofar as may be required by a change in GAAP or applicable Law;

          (j)    except for the Charter Amendment, amend the Company Charter Documents or the Subsidiary Documents;

          (k)   adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

          (l)    enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance;

          (m)  commence or settle any lawsuit, threat of any lawsuit or proceeding or other investigation by or against the Company or any Subsidiary or relating to any of their businesses, properties or assets;

          (n)   grant any exclusive rights with respect to any Company Intellectual Property;

          (o)   enter into or renew any Contracts containing, or otherwise subject the Surviving Corporation or Parent to, any non-competition, exclusivity, "most favored nations" or other preferential pricing or other material restrictions on the Company or the Surviving Corporation or Parent, or any of their respective businesses, following the Closing;

          (p)   modify or amend in a manner adverse in any material respect to the Company, or terminate any Material Contract in effect as of the date of this Agreement, or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse in any material respect to the Company, other than any modification, amendment or termination of any such Material Contract in the ordinary course of business, consistent with past practice;

          (q)   agree, in writing or otherwise, to take any of the actions described in clauses "(a)" through "(p)" of this sentence.

        SECTION 5.3    No Solicitation by the Company; Etc.

        (a)   Upon the execution of this Agreement, the Company shall cause its and its Subsidiaries' respective directors, officers, financial advisors, attorneys, accountants and agents to (and the Company shall use commercially reasonable efforts to cause its and its Subsidiaries' employees to) immediately cease any existing discussions or negotiations with any Person other than Parent and its Subsidiaries and their respective Representatives (any such Person, a "Third Party") with respect to a Takeover Proposal (as defined below). The Company shall cause its and its Subsidiaries' respective directors, officers, financial advisors, attorneys, accountants and agents not to (and the Company shall use commercially reasonable efforts to cause its and its Subsidiaries' employees not to): (i) solicit, initiate, knowingly facilitate, knowingly encourage or knowingly induce any announcement of, or the initiation of any proposals that constitute, or any inquiry or proposal from any Third Party that would reasonably be expected to lead to, any Takeover Proposal; or (ii) participate in any discussions or negotiations with any Third Party regarding, or furnish to any Third Party any non-public information with respect to, any Takeover Proposal; provided, however, that notwithstanding anything to the contrary contained in this Section 5.3 or elsewhere in this Agreement, if the Company receives a bona fide written Takeover Proposal not solicited by the Company in violation of this Section 5.3 that the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) is reasonably likely to result in a Superior Proposal and with respect to which the Board of Directors of the Company determines in good faith, after consulting with outside legal counsel, that the failure to take the following actions would be inconsistent with its fiduciary duties to the Company's stockholders, then the Company and its Subsidiaries and their respective directors, officers and Representatives may (but only prior to obtaining the Company Stockholder Approval), in response to such Takeover Proposal: (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and to such Person's Representatives), but only after: (1) such Person enters into a confidentiality agreement with the Company, the terms of which are at least as restrictive on the recipient's use and disclosure of confidential information as the restrictions imposed on Parent contained in the Non-Disclosure Agreement; and (2) prior to or concurrently with the delivery to such Person, the Company delivers to Parent written notice of its intention to furnish such information and furnishes to Parent all such information not previously provided to Parent; and (B) participate in discussions and negotiations with such Person (and with such Person's Representatives) regarding such Takeover Proposal, provided that prior to or concurrently with entering into discussions and negotiations with such Person, the Company gives Parent written notice of the Company's intention to enter into discussions and negotiations with such Person.

        (b)   In addition to the other obligations of the Company set forth in this Section 5.3, as promptly as practicable after any member of the Company's Board of Directors or any of the Company's officers becomes aware of the receipt by the Company of any Takeover Proposal or any request for non-public information or inquiry that could reasonably be expected to lead to a Takeover Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Takeover Proposal, request or inquiry; the identity of the Person or group making any such Takeover Proposal, request or inquiry and a copy of any such Takeover Proposal, request for non-public information or inquiry that is in writing. After any member of the Company's Board of Directors or any of the Company's officers becomes aware of the receipt by the Company of any Takeover Proposal or any request for non-public information or inquiry that could reasonably be expected to lead to a Takeover Proposal, the Company shall keep Parent currently and reasonably informed regarding the status and material details of any such Takeover Proposal, request or inquiry and shall promptly provide Parent a copy of any such Takeover Proposal, request for non-public information or inquiry that is in writing. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is expected, as of the time such notice is given, to consider any Takeover Proposal. If, at any later time, it becomes expected that the Board of Directors will consider a particular Takeover Proposal or if the Board of Directors considers a particular Takeover Proposal at any meeting of the Board of Directors, then the Company shall promptly inform Parent of such expectation or consideration.

        (c)   Except as permitted by this Section 5.3(c): (i) neither the Board of Directors of the Company nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation; (ii) neither the Company nor any of its officers or member of the Board of Directors shall recommend, and neither the Board of Directors of the Company nor any committee thereof shall approve or recommend (or propose publicly to approve or recommend), any Takeover Proposal (provided that it shall not constitute a breach of this clause "(ii)" of this Section 5.3(c) if an officer or member of the Board of Directors of the Company, without the prior knowledge or consent of the Company's Board of Directors, directly contravenes the instructions of the Company's Board of Directors to comply with the terms of this clause "(ii)" of this Section 5.3(c) and recommends a Takeover Proposal, if, within three business days of receiving a written request to do so from Parent, the Company's Board of Directors, issues a widely disseminated press release reaffirming the Company Board Recommendation and explicitly rejecting such Takeover Proposal (it being understood that if Parent does not make such a request with respect to such recommendation by an officer or member of the Board of Directors of the Company, then the recommendation by such officer or member of the Board of Directors of the Company shall not be deemed to constitute a breach of the terms of this clause "(ii)" of this Section 5.3(c))); and (iii) neither the Board of Directors of the Company nor any committee thereof shall authorize or cause the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or similar agreement related to any Takeover Proposal (except for confidentiality agreements in accordance with Section 5.3(a)). Notwithstanding the foregoing or any other provision of this Agreement, prior to obtaining Stockholder Approval, the Board of Directors of the Company may, in response to the receipt of a Superior Proposal (which has not been withdrawn), withdraw or modify the Company Board Recommendation (each such case, a "Change of Recommendation") with respect to the Merger, and, following any such withdrawal or modification of the Company Board Recommendation, may approve or recommend, and may propose publicly to approve or recommend, such Superior Proposal and may, contemporaneously with the termination of this Agreement pursuant to Section 7.1(e)(iii), cause the Company to enter into a letter of intent, agreement in principle, memorandum of understanding, merger, acquisition or purchase agreement or other agreement related to any Superior Proposal, if all of the following conditions in clauses (1) through (5) are met: (1) the Company shall have delivered to Parent written notice (the "Change of Recommendation Notice") at least two business days prior to publicly effecting such Change of Recommendation (the "Matching Period"), which notice shall state expressly (x) that the Company has received a Superior Proposal, (y) the material terms and conditions of the Superior Proposal and the identity of the Person or group making the Superior Proposal (including any written summaries or draft agreements exchanged between the Company and such Person or group in connection with such Superior Proposal), and (z) that the Company intends to effect a Change of Recommendation and the manner in which it intends to do so; (2) the Company shall have provided to Parent a copy of all written information related to the Company delivered to the Person or group making the Superior Proposal in connection with such Superior Proposal (to the extent not previously provided to Parent) and shall have made available to Parent all materials and information relating to the Company that was made available to the Person or group making the Superior Proposal in connection with such Superior Proposal; (3) during the Matching Period, the Company shall provide Parent with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement, and negotiate in good faith with respect to any such adjustments proposed by Parent to the Company, as would enable the Company to make the Company Board Recommendation and not make a Change of Recommendation; (4) the Board of Directors of the Company shall have concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of such Superior Proposal and after considering any binding written offer made by Parent, the failure of the Board of Directors to effect a Change of Recommendation is reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable law; and (5) such Superior Proposal shall not have resulted, directly or indirectly, from the Company willfully and materially breaching any of the provisions set forth in Section 5.3(a). The Company further agrees that it will deliver to Parent a new Change of Recommendation Notice with respect to each material change in the terms, including any increase in the consideration, contemplated by a Superior Proposal that was the subject of a previous Change of Recommendation Notice and that the delivery of such notice shall extend the Matching Period by two business days from the date of such notice.

        The Company shall not submit to the vote of its stockholders any Takeover Proposal, or publicly propose to do so unless this Agreement has been validly terminated in accordance with Article 7.

        (d)   For purposes of this Agreement:

          (i)    "Takeover Proposal" means any proposal or offer from any Person (or "group" as defined under Section 13(d) of the Exchange Act) (other than Parent and its Affiliates) providing for any: (A) acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries having a fair market value equal to 20% or more of the Company's consolidated assets; (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of the voting power of the Company; (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the voting power of the Company; (D) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company or involving any Subsidiary (or Subsidiaries) (other than: (1) mergers, consolidations, business combinations or similar transactions involving solely the Company and/or one or more Subsidiaries of the Company; and (2) mergers, consolidations, business combinations or similar transactions that if consummated would result in a Person beneficially owning not more than 20% of any class of equity securities of the Company or any of its Subsidiaries); or (E) any liquidation or dissolution of the Company; in each case, other than the Transactions.

          (ii)   "Superior Proposal" means a bona fide written offer to acquire, for consideration consisting of cash and/or securities, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company as a result of which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction and any direct or indirect parent or subsidiary thereof, which is on terms and conditions which the Board of Directors of the Company determines in its good faith judgment (after consultation with its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the Third Party making the offer, to be more favorable, from a financial point of view, to the Company's stockholders than the Merger and is reasonably capable of being consummated.

        (e)   Nothing in this Section 5.3 shall prohibit the Board of Directors of the Company (or any committee thereof) from complying with Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from including in the Proxy Statement or any amendment or supplement thereto any information that the Board of Directors of the Company shall have concluded in good faith, after receipt of advice of its outside legal counsel, is required to be disclosed pursuant to applicable securities laws or by the Board of Directors' fiduciary duties, provided that, a Change of Recommendation shall not be effected except in accordance with Section 5.3(c).

        SECTION 5.4    Further Action; Efforts.

        (a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all actions, and to use commercially reasonable efforts to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including commercially reasonable efforts to take such acts necessary to cause the conditions precedent set forth in Article 6 to be satisfied.

        (b)   In furtherance and not in limitation of the covenants of the parties contained in Section 5.4(a), in the event that any legal, administrative, arbitral or other proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging any of the Transactions or in the event that any Governmental Authority shall otherwise object to any of the Transactions, each of Parent, Merger Sub and the Company shall cooperate with each other and use its respective reasonable efforts: (i) to vigorously defend, contest and resist any such proceeding; (ii) to have vacated, lifted, reversed or overturned any injunction, order, judgment, ruling or decree, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions; and (iii) to resolve objections.

        (c)   Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or the Company or any Subsidiary or Affiliate thereof to agree to any Action of Divestiture. The Company shall not take or agree to take any Action of Divestiture without the prior written consent of Parent. For purposes of this agreement, an "Action of Divestiture" shall mean (x) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of Parent, its subsidiaries or Affiliates or of the Company or its Subsidiaries, (y) the imposition of any limitation on the ability of Parent, its subsidiaries or Affiliates or the Company or its Subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company and its Subsidiaries, or (z) the imposition of any impediment on Parent, its subsidiaries or Affiliates or the Company or its Subsidiaries under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices.

        SECTION 5.5    Public Announcements.    The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except: (a) as may be required by Law or by any applicable listing agreement with a national securities exchange or Nasdaq as determined in the good faith judgment of the party proposing to make such release, in which case neither the Company nor Parent shall issue or cause the publication of such press release or other public announcement without prior consultation with the other party, to the extent practicable; and (b) as may be consistent with actions taken by the Company or its Board of Directors pursuant to Section 5.3(c).

        SECTION 5.6    Access to Information; Confidentiality.    Subject to applicable Laws relating to access to and the exchange of information: (a) the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Parent's Representatives reasonable access during normal business hours and on reasonable advance notice to the Company's and its Subsidiaries' properties, books, records and Representatives; and (b) the Company shall furnish (or otherwise make available, including through the SEC EDGAR system) promptly to Parent: (i) a copy of each report, schedule and other document filed, furnished or received by it or any of its Subsidiaries pursuant to the requirements of Federal or state securities Laws; and (ii) all other information concerning its and its Subsidiaries' business, properties and personnel as Parent may reasonably request. Except for disclosures permitted by the terms of the Non-Disclosure Agreement, dated as of May 9, 2005 between Parent and the Company (as it may be amended from time to time, the "Non-Disclosure Agreement"), Parent shall hold information received from the Company pursuant to this Section 5.6 in confidence in accordance with the terms of the Non-Disclosure Agreement. No investigation, or information received, pursuant to this Section 5.6 will affect or modify any of the representations and warranties of the Company.

        SECTION 5.7    Notification of Certain Matters.    The Company shall use reasonable efforts to give prompt notice to Parent, and Parent shall use reasonable efforts to give prompt notice to the Company, of: (a) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions, if the subject matter of such communication would reasonably be expected to be material to the Company, the Surviving Corporation or Parent; (b) any investigation or legal, administrative, arbitral or other proceeding, to such party's Knowledge, commenced or threatened against such party or any of its Subsidiaries which relate to the Transactions; (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement: (i) that is qualified as to materiality or Material Adverse Effect to be untrue; and (ii) that is not so qualified to be untrue in any material respect; and (d) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not (nor shall any information provided pursuant to Section 5.6)): (A) be considered in determining whether any representation or warranty is true for purposes of Article 6 or Article 7; (B) cure any breach or non-compliance with any other provision of this Agreement; or (C) limit the remedies available to the party receiving such notice; provided, further, that the failure to deliver any notice pursuant to this Section 5.7 shall not be considered in determining whether the condition set forth in Section 6.2(b) or Section 6.3(b) has been satisfied or the related termination right in Article 7 is available.

        SECTION 5.8    Indemnification and Insurance.

        (a)   From and after the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to, the individuals who at or prior to the Effective Time were directors or officers of the Company or any of its Subsidiaries (collectively, the "Indemnitees") with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (i) the Company Charter Documents as in effect on the date of this Agreement; and (ii) any applicable indemnification contract as in effect on the date of this Agreement (provided that the Company has provided an accurate and complete copy of such indemnification contract to Parent or its representatives prior to the date of this Agreement).

        (b)   Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Indemnitees who are insured under the Company's directors' and officers' insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the annual premium currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided, further, however, that, notwithstanding anything to the contrary in this Agreement, the Company may obtain a prepaid tail policy (the "Tail Policy") prior to the Effective Time, which policy provides the Indemnitees with directors' and officers' liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time, provided that the aggregate premium for the Tail Policy shall not exceed 250% of the annual premium currently paid by the Company for such insurance.

        (c)   The Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8. The provisions of this Section 5.8 are intended to be for the benefit of each Indemnitee, his or her heirs and his or her representatives.

        (d)   In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.8.

        SECTION 5.9    Securityholder Litigation.    The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no settlement of any such litigation shall be agreed to without Parent's prior consent (which consent shall not be unreasonably withheld or delayed).

        SECTION 5.10    Fees and Expenses.    Whether or not the Merger is consummated, subject to Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the Transactions shall be paid by the party incurring such fees or expenses.

        SECTION 5.11    Third Party Consents.    As soon as practicable following the date of this Agreement, the Company will use commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries' respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby. In connection with seeking such consents, waivers and approvals, the Company shall keep Parent informed of all material developments and shall, at Parent's request, include Parent in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent.

ARTICLE 6

Conditions Precedent

        SECTION 6.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

          (a)    Stockholder Approval.    The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter Documents.

          (b)    No Injunctions or Restraints.    No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, "Restraints") shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

          (c)    S-4 Registration Statement Effective; Proxy Statement.    If Parent has not made the Parent Election, the SEC shall have declared the S-4 Registration Statement effective and no stop order suspending the effectiveness of the S-4 Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC. No similar proceeding in respect of the Proxy Statement shall have been initiated or threatened in writing by the SEC.

        SECTION 6.2    Conditions to Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver exclusively by Parent and Merger Sub, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

          (a)    Representations and Warranties.

            (i)    The representations and warranties of the Company contained in this Agreement (A) shall be true and correct as of the date of this Agreement (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) and (B) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, in the case of both clauses "(A)" and "(B)" of this sentence, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

            (ii)   the representations and warranties of the Company contained in the first, second and sixth sentences of Section 3.2(a) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except to the extent the failure to be so true and correct does not result in an increase of at least 5% of the number of shares of Company Common Stock, determined on a fully-diluted, treasury-stock basis, or of the number of shares of Company Preferred Stock;

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;

          (c)    Officer's Certificate.    Parent shall have received a certificate, signed on behalf of the Company by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Sections 6.2(a) and 6.2(b);

          (d)    Company Material Adverse Effect.    Since the date of this Agreement through the Closing Date, there shall have been no change, event, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

          (e)    No Governmental Litigation.    There shall not be any legal, administrative, arbitral or other proceeding pending before any Governmental Authority in which a Governmental Authority is a party that would or would reasonably be expected to: (i) restrain, enjoin, prevent, prohibit or make illegal the consummation of the Merger or the other Transactions; or (ii) impose material limitations on the ability of Parent effectively to exercise full rights of ownership of all shares of the Surviving Corporation.

        SECTION 6.3    Conditions to Obligation of the Company.    The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver exclusively by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement (except to the extent such representations and warranties relate to an earlier date, in which case as of such earlier date) and shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case as of such earlier date), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

          (b)    Performance of Obligations of Parent and Merger Sub.    Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and

          (c)    Officer's Certificate.    The Company shall have received a certificate, signed on behalf of Parent by the chief executive officer or chief financial officer of Parent, certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

ARTICLE 7

Termination

        SECTION 7.1    Termination.    This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

          (a)   by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or

          (b)   by either of the Company or Parent if:

            (i)    the Merger shall not have been consummated on or before February 12, 2005 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Outside Date was primarily due to the failure of such party or any Affiliate of such party to perform any of its obligations under this Agreement;

            (ii)   any Restraint having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; or

            (iii)  the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

          (c)   by Parent if: (i) there is an inaccuracy in any of the representations or warranties of the Company in this Agreement such that the condition set forth in Section 6.2(a) would not be satisfied; or (ii) there has been a breach by the Company of any of its covenants in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied (the events described in clauses "(i)" and "(ii)" of this Section 7.1(c) being referred to as a "Terminating Company Breach"); provided, however, that if such Terminating Company Breach is curable and can reasonably be expected to be cured by the Company by the Outside Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(c) prior to 30 days following delivery of written notice from Parent to the Company of such Terminating

  Company Breach provided that the Company continues to exercise commercially reasonable efforts to cure such Terminating Company Breach through such 30 day period (it being understood that Parent may not terminate this Agreement pursuant to this paragraph if it shall have materially breached this Agreement or if such Terminating Company Breach by the Company is cured within such 30 day period);

          (d)   by Parent if, at any time prior to the adoption of this Agreement by the Company Stockholder Approval: (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent, the Company Board Recommendation; (ii) the Board of Directors of the Company shall have failed to include the Company Board Recommendation in the Proxy Statement; (iii) the Company's Board of Directors shall have failed to reconfirm (publicly if so requested) the Company Board Recommendation within ten business days after the Company receives a written request from Parent to do so following the public announcement by a Third Party of an Takeover Proposal (provided that (x) Parent may not make such a request on more than three occasions with respect to any particular Takeover Proposal where the price and other material terms of such Takeover Proposal remain unchanged and (y) any reconfirmation of the Company Board Recommendation by the Company's Board of Directors following the public announcement by a Third Party of a Takeover Proposal shall not limit the rights of the Company's Board of Directors under Section 5.3 with respect to Takeover Proposals, or amended versions of Takeover Proposals); (iv) the Board of Directors of the Company or any committee thereof shall have adopted resolutions approving or recommending any Takeover Proposal; (v) the Company has entered into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition or purchase agreement related to any Takeover Proposal (except for confidentiality agreements in accordance with Section 5.3(a)); (vi) the Company's Board of Directors shall have failed to recommend against acceptance of a publicly announced tender offer that constitutes a Takeover Proposal (and that remains pending) within ten business days after such tender offer is "commenced" (as defined in Rule 14d-2 of the Exchange Act) (provided that any recommendation by the Company's Board of Directors against acceptance of such tender offer shall not limit the rights of the Company's Board of Directors under Section 5.3 with respect to subsequent Takeover Proposals, or amended versions of Takeover Proposals); and (vii) the Company's Board of Directors shall have failed to reconfirm (publicly if so requested) the Company Board Recommendation within ten business days after the Company receives a written request from Parent to do so following any event that causes uncertainty among the Company's stockholders regarding the Company's intent to consummate the Merger; or

          (e)   by the Company if:

            (i)    subject to clause (ii) below, there is an inaccuracy in any of the representations or warranties of Parent or Merger Sub in this Agreement such that the condition set forth in Section 6.3(a) would not be satisfied; or

            (ii)   there has been a breach by Parent or Merger Sub of any of their respective covenants in this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied (the events described in clauses "(i)" and "(ii)" of this paragraph being referred to as a "Terminating Parent Breach"); provided, however, that if such Terminating Parent Breach is curable and can reasonably be expected to be cured by Parent or Merger Sub by the Outside Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(e)(ii) prior to 30 days following receipt of written notice from the Company to Parent of such Terminating Parent Breach; provided, further, that Parent and Merger Sub continue to exercise commercially reasonable efforts to cure such Terminating Parent Breach through such 30 day period (it being understood that the Company may not terminate this Agreement pursuant to this paragraph if it shall have materially breached this

    Agreement or if such Terminating Parent Breach by Parent or Merger Sub is cured within such 30 day period); or

            (iii)  following the determination of the Company's Board of Directors to accept, or enter into a definitive agreement with respect to, a Superior Proposal, provided, however, that: (A) prior to such termination, the Company has complied with its obligations contained in Section 5.3(c) and (B) contemporaneously with such termination, the Company pays Parent the fee required by Section 7.3(a)(i).

        SECTION 7.2    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of the penultimate sentence of Section 5.6, Sections 5.10, 7.2 and 7.3 and Article 8, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except: (a) the Company may have liability as provided in Section 7.3; and (b) nothing shall relieve any party hereto from liability for any willful, material breach of this Agreement.

        SECTION 7.3    Termination Fee.

        (a)   In the event that this Agreement is terminated by:

          (i)    the Company pursuant to Section 7.1(e)(iii), or by Parent pursuant to Section 7.1(d);

          (ii)   by Parent or the Company pursuant to Section 7.1(b)(iii) and at the time of the Company Stockholders Meeting, a Takeover Proposal (for purposes of this Section 7.3(a)(ii), all references to "20%" in the definition of "Takeover Proposal" shall be deemed to refer to "50%" instead) has been publicly announced (and not withdrawn) and within twelve months after the date of the termination of this Agreement, an Acquisition Transaction is consummated with the Third Party making such Takeover Proposal; or

          (iii)  by the Company pursuant to Section 7.1(b)(i) and at the Outside Date, a Takeover Proposal (for purposes of this Section 7.3(a)(iii), all references to "20%" in the definition of "Takeover Proposal" shall be deemed to refer to "50%" instead) has been publicly announced (and not withdrawn) and within twelve months after the date of the termination of this Agreement, an Acquisition Transaction is consummated with the Third Party making such Takeover Proposal;

then the Company shall pay to Parent a fee of $1,120,000 in cash. Such payment shall be made, in the case of a fee to be paid pursuant to Section 7.3(a)(i), within two business days following the termination of this Agreement by Parent or concurrently with the termination of this Agreement by the Company, or, in the case of a fee to be paid pursuant to Section 7.3(a)(ii) or Section 7.3(a)(iii), within two business days following the consummation of such Acquisition Transaction, by wire transfer of immediately available funds to an account to be designated by Parent.

        (b)   For purposes of this Agreement, an "Acquisition Transaction" means any proposal or offer from any Person (other than Parent and its Affiliates) providing for any: (A) acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries having a fair market value equal to 50% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole; (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 50% or more of the voting power of the Company; (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of the voting power of the Company; or (D) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company or involving any Subsidiary (or Subsidiaries) (other than: (1) mergers, consolidations, business combinations or similar transactions involving solely the Company and/or one or more Subsidiaries of the Company; and (2) mergers, consolidations, business combinations or similar transactions that if consummated would result in a Person beneficially owning not more than 50% of any class of equity securities of the Company or any of its Subsidiaries); in each case, other than the Transactions.

        (c)   The Company and Parent acknowledge that the fee and the other provisions of this Section 7.3 are an integral part of the Transactions and that, without these agreements, Parent and the Company would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent the reasonable costs and expenses of Parent (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3 shall not be in lieu of damages incurred in the event of breach of this Agreement.

ARTICLE 8

Miscellaneous

        SECTION 8.1    Nonsurvival of Representations and Warranties.    The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article 2 and Sections 5.8, 5.9, and 5.10 and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely and those set forth in Sections 5.10, 7.2 and 7.3 and this Article 8 shall survive termination indefinitely. The Non-Disclosure Agreement shall: (a) survive termination of this Agreement in accordance with its terms; and (b) terminate as of the Effective Time.

        SECTION 8.2    Amendment or Supplement.    At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Transactions by the stockholders of the Company and Merger Sub, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company or Merger Sub without such approval.

        SECTION 8.3    Extension of Time, Waiver, Etc.    At any time prior to the Effective Time, any party hereto may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other party hereto; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party's conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

        SECTION 8.4    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment or delegation not permitted under this Section shall be null and void.

        SECTION 8.5    Counterparts; Facsimile; Electronic Transmission.    This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

        SECTION 8.6    Entire Agreement; No Third-Party Beneficiaries.    This Agreement, the Voting Agreements, the Company Disclosure Schedule and the Non-Disclosure Agreement: (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof; and (b) except for the provisions of Section 5.8, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

        SECTION 8.7    Governing Law; Waiver of Jury Trial.

        (a)   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

        (b)   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

        SECTION 8.8    Specific Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

        SECTION 8.9    Consent to Jurisdiction.    Each of the parties hereto: (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, in the event any dispute arises out of this Agreement or any of the Transactions; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the Court of Chancery of the State of Delaware.

        SECTION 8.10    Notices.    All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; (b) on the day sent by facsimile provided that the sender has received confirmation of transmission as of or prior to 5:00 p.m. local time of the recipient on such day; (c) the first business day after sent by facsimile (to the extent that the sender has received confirmation of transmission after 5:00 p.m. local time of the recipient on the day sent by facsimile); or (d) the third business day after sent by registered mail or by courier or express delivery service, in any case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

          If to Parent or Merger Sub, to:

      Nektar Therapeutics
      150 Industrial Road
      San Carlos, CA 94070
      Attention: Nevan Elam
      Facsimile: (650) 631-3150

          with a copy (which shall not constitute notice) to:

      Wilson Sonsini Goodrich & Rosati
      Professional Corporation
      650 Page Mill Road
      Palo Alto, CA 94304-1050
      Attention: Martin W. Korman
      Facsimile: (650) 493-6811

          If to the Company, to:

      Aerogen, Inc.
      2071 Stierlin Court, Suite 100
      Mountain View, CA 94043
      Attention: Chief Financial Officer
      Facsimile: (650) 864-7433

          with a copy (which shall not constitute notice) to:

      Cooley Godward LLP
      Five Palo Alto Square
      3000 El Camino Real
      Palo Alto, CA 94306
      Attention: Robert J. Brigham, Esq.
      Facsimile: (650) 849-7400

        SECTION 8.11    Severability.    If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

        SECTION 8.12    Definitions.

        (a)   As used in this Agreement, the following terms have the meanings ascribed thereto below:

        "Affiliate" shall mean, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

        "business day" shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

        "Charter Amendment" shall mean the amendment to the Company's Certificate of the Powers, Designations, Preferences and Rights of the Company Series A-1 Preferred Stock in substantially the form attached hereto as Exhibit C.

        "Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

        "Common Stock Per Share Cash Amount" shall mean $0.1875.

        "Common Stock Per Share Stock Amount" shall mean the quotient obtained by dividing $0.5625 by the Parent Trading Price.

        "Company Capital Stock" shall mean the Company Common Stock and the Company Preferred Stock.

        "Company Common Stock" shall mean the common stock, par value $0.001 per share, of the Company.

        "Company Preferred Stock" shall mean the Preferred Stock, par value $0.001 per share, of the Company.

        "Company Series A-1 Preferred Stock" shall mean the Series A-1 Preferred Stock, par value $0.001 per share, of the Company.

        "Company Stock Plans" shall mean the Aerogen 2000 Equity Incentive Plan, the Aerogen 2000 Non-Employee Directors' Stock Option Plan and the ESPP.

        "ESPP" shall mean the Aerogen 2000 Employee Stock Purchase Plan.

        "GAAP" shall mean generally accepted accounting principles in the United States.

        "Governmental Authority" shall mean any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

        "Intellectual Property" of any Person shall mean all intellectual property rights throughout the world arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, renewals, extensions, provisionals, or reissues of patent applications and patents issuing thereon; (ii) trademarks, service marks, trade names, common law trademarks and service marks, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; (iii) all copyrights and registrations and applications therefor, works of authorship and mask work rights; (iv) all proprietary discoveries, concepts, ideas, research and development, know-how, formulae, algorithms, subroutines, inventions, compositions, manufacturing and production processes and techniques, technical data, industrial designs, procedures, designs, drawings, specifications, moral and economic rights of authors and inventors (however denominated), databases and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, and with respect to the foregoing, all registrations, applications, and rights therein, throughout the world; and (v) all Software.

        "Knowledge" of any Person that is not an individual shall mean, with respect to any matter in question, the actual knowledge of such Person's executive officers and directors.

        "Parent Common Stock" shall mean shares of the common stock, par value $0.0001 per share, of Parent.

        "Parent Trading Price" shall mean the volume weighted average price per share of Parent Common Stock, as reported by the Nasdaq National Market, for the 20 trading day period ending on the second trading day preceding the Effective Date.

        "Person" shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

        "Preferred Stock Per Share Cash Amount" shall mean $7.2563.

        "Preferred Stock Per Share Stock Amount" shall mean the quotient obtained by dividing $21.7688 by the Parent Trading Price.

        "Representatives" of any Person shall mean its directors, officers, employees, financial advisors, attorneys, accountants, agents and other representatives.

        "Software" means all: (i) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) documentation including user manuals and other training documentation related to any of the foregoing.

        "Subsidiary" when used with respect to any party hereto, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party's consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

        "Transactions" refers to the transactions contemplated hereby, including the Merger and the Charter Amendment.

        SECTION 8.13    Interpretation.

        (a)   When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

        (b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NEKTAR THERAPEUTICS
By:	/s/ NEVAN ELAM Name: Nevan Elam Title: Senior VP Corporate Operations
OSKI ACQUISITION CORPORATION
By:	/s/ NEVAN ELAM Name: Nevan Elam Title: Senior Vice President
AEROGEN, INC.
By:	/s/ JOHN C HODGEMAN Name: John C. Hodgeman Title: President & CEO

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AGREEMENT AND PLAN OF MERGER
ARTICLE 4 Representations and Warranties of Parent and Merger Sub
ARTICLE 5 Covenants and Agreements